Nixon Peabody LLP
                                100 Summer Street
                        Boston, Massachusetts 02110-2131


                                William E. Kelly
            Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899
                         e-mail: wkelly@nixonpeabody.com


                                February 27, 2007


Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Russell Mancuso, Esq.
            Donald C. Hunt, Esq.

            Re:   Biophan Technologies, Inc.
                  Amendment No. 2 to Registration Statement on Form S-1 File No. 333-138632


Ladies and Gentlemen:

      On behalf of Biophan Technologies, Inc. (the "Company") we are, in accordance with Rule 101(a)(1)(i) of Regulation S-T, electronically submitting for filing, pursuant to the Securities Act of 1933, Amendment No. 2 to the above-referenced Registration Statement (the "Registration Statement"). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from Amendment No. 1 to the Registration Statement filed on December 13, 2006.

      Amendment No. 2 contains changes in response to the comment to Amendment No. 1 to the Registration Statement made in a letter to Michael L. Weiner, the CEO of the Company, dated December 26, 2006, from Russell Mancuso, Branch Chief. The response of the Company to Mr. Mancuso's comment is set forth below and is keyed to the sequential numbering of the comment contained in Mr. Mancuso's letter and to the heading used in such letter.

Part II

Item 9.  Undertakings, page II-4

1. We note your response to prior comment 6. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in your registration statement. Please revise your filing to include those undertakings.

Securities and Exchange Commission
February 27, 2007
Page 2

            The Company's undertakings in Part II, Item 17 have been revised to include the additional undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. The additional undertakings appear on Page II-5 of Amendment No. 2 to the Registration Statement.

      Amendment No. 2 also reflects (i) a restatement of the Company's consolidated financial statements for the year ended February 28, 2006 (as filed by the Company, on January 24, 2007, on Amendment No. 2 to its Form 10-K for the year ended February 28, 2007), (ii) the updating of the Company's interim financial information to include information for the period ended November 30, 2006, (iii) disclosure relating to the Forbearance Agreement entered into between the Company and the Selling Stockholders on February 21, 2007 (the "Forbearance Agreement"), and (iv) the incorporation of the following additional exhibits which were entered into after the date on which Amendment No. 1 to the Registration Statement was filed: (a) the Forbearance Agreement, (b) the form of Warrants issued to the Selling Stockholders in connection with the Forbearance Agreement and (c) an amendment to the Lease for the Company's principal offices.

      If you require any further information, please contact the undersigned at
(617) 345-1195.


                                        Very truly yours,


                                        /s/ William E. Kelly
                                        William E. Kelly


WEK/tan
cc:  Darryl L. Canfield (Chief Financial Officer)